

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2023

Jay Sugarman
Chairman and Chief Executive Officer
Star Holdings
1114 Avenue of the Americas, 39th Floor
New York, New York 10036

      Re: Star Holdings
          Amendment No. 1 to Registration Statement on Form 10
          Filed February 3, 2023
          File No. 001-41572

Dear Jay Sugarman:

      We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Amended Registration Statement on Form 10

Background, page 37

1.   Please provide expanded disclosure to address the last sentence of prior comment 3. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to the terms of the management agreement, and the Secured Term Loan Facility.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 51

2.   We note your response to prior comment 7 that Star Holdings' investment in the Safe subsidiary will represent approximately 31.2% of the value of Star Holdings' assets on an unconsolidated basis. Please provide an expanded Investment Company Act analysis which reconciles the value of your assets with the Star Holdings Unaudited Pro Forma

Combined and Consolidated Balance Sheet as of September 30, 2022. Also, please ensure your Investment Company Act analysis addresses any other debt and equity securities which should be included in determining whether you will hold investment securities having a value exceeding 40% of the value of total assets, and not merely your holdings in Safe.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kathleen L. Werner, Esq.